Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153


[Slide 1] - United State Steel, Analyst Meeting, U. S. Steel Kosice, August 7, 2001

[Slide 2] - The forward-looking statements in these presentations address a variety of subjects including, but not limited to, the shareholder vote on the reorganization plan in the fourth quarter of this year, forecasted U. S. Steel shipments, estimated financial effects of the VEBA (Voluntary Employee Benefit Association) contribution, reorganization capital structure, forecasted capital expenditures, commercial strategies, cost reduction programs, estimated amount of tax settlement, outlook for the steel market, and forecasted U. S. industry shipments and imports in millions of tons. You are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, that could cause actual results to differ materially from such statements. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, USX has included in Form 10-K for the year ended December 31, 2000, and subsequent reports on Forms 10-Q and 8-K, cautionary statements identifying important factors, but not necessarily all factors, that could cause actual results to differ materially from those set forth in the forward-looking statements.

[Slide 3] - United States Steel - Thomas J. Usher

[Slide 4] - The Company

[Slide 5] - USX Corporate Structure - USX Corporation is made up of the U. S. Steel Group and the Marathon Group.

[Slide 6] - USX Reorganization Plan - subject to shareholder approval
- April 24th: USX Board of Directors authorized management to proceed with reorganization plans that would separate its steel & energy business - creating two independent companies - United States Steel Corporation & Marathon Oil Company
- Each keeps approximately the same assets & liabilities as now except for a $900 million value transfer from Marathon to U. S. Steel
-    Management teams & site locations are expected to remain the same
-    Shareholders will vote in the 4th quarter of this year
- On July 31, 2001, the USX Board of Directors approved the reorganization plan

[Slide 7] - A Snapshot of U. S. Steel
-    Largest integrated steel producer in N. America, 11th largest in the world
- $6.2 billion in LTM Revenues; $724 million in avg. annual EBITDA for 1996-2000; $5 billion in tangible assets, $1.8 billion in equity market capitalization
- Largest supplier of carbon sheet product to the N. American Automotive & Appliance industries
-    Largest domestic producer of seamless oil country tubular goods
-    Largest flat-rolled steel producer in Central Europe

[Slide 8] - Investment Highlights
- Diversified Value-Added product mix serving a broad range of end markets - a critical link in the N. American Steel Supply Chain
- Positioned to generate significant cash flow from improving current domestic supply side conditions and improving steel prices
-    Strong liquidity position
- Focused on improving leverage - committed to regaining investment grade ratings

[Slide 9] - Well Positioned Among our Integrated Competitors
Company, Capacity, Product Lines/End Markets, Market Cap ($ in MM), Ratings, Net Pension + OPEB Obligations
-    U. S. Steel - 17.3; Integrated, U. S./Central Europe, Sheet, Tubular
     (OCTG), Tin, Plate, Raw Materials, Real Estate & Other; $1,788; Ba2/BB;
     $1 BN Surplus - Largest, Broad & Diversified, Greatest Financial Resources
- Bethlehem - 11.3; Domestic, Sheet, Tin, Plate, Rail, Raw Materials; less than 300; Caa1/B; $3 BN Deficit
- LTV - 8.7; Domestic, Sheet, Tubular, Raw Materials; less than 50; Ca/NR; $1.9 BN Deficit
- National Steel - 6.6; Domestic, Sheet, Tin, Raw Materials; less than 100; Caa2/B-; $700 MM Deficit
-    Inland - 6.0; Domestic, Sheet, Bar; NA; B3/BB-; $1 BN Deficit
-    AK Steel - NA; Domestic, Sheet, Tubular; 1,380; Ba2/BB; $1 BN Deficit

[Slide 10] - Largest North American Integrated Steel Producer
Map of United States showing locations of Raw Materials, Finishing Operation, and Joint Venture Operations in addition to Gary, Indiana (Capability: 7.5 MMNT;
Products: Sheet Steel, Coke, Plates, Tin), Fairfield, Alabama (Capability: 2.4 MMNT, Products: Sheet Steel, Tubular Goods), and Mon Valley, PA (Capability: 2.9 MMNT, Products: Sheet Steel, Coke, Tubular Goods) - 12.8 MMT of Annual Steel-Making Capability

[Slide 11] - U. S. Steel Shipments - 1995-2001 - (Millions of Net Tons)
-    1995 - 11.4
-    1996 - 11.4
-    1997 - 11.6
-    1998 - 10.7
-    1999 - 10.6
-    2000 - 11.1 (including USSK and Domestic)
-    Forecast 2001 - 14.0-14.5 (including USSK and Domestic)

[Slide 12] - Diversified, Value-Added Product Mix - 2000 Domestic Steel Shipments by Product including Significant Joint Ventures - pie graph showing 28% Coated, 24% Cold Rolled, 16% Hot Rolled & Semi-Finished, 6% Non-Prime, 10% Tubular, 8% Plate, 8% Tin - 78% of shipments are Value-Added Products

[Slide 13] - Serving Multiple End Markets
2000 Domestic Steel Shipments by Market
Broad End Market Product Mix
-    22% Service Centers
-    16% Processing Joint Ventures
-    14% Transportation
-    11% Converters
-    9% Construction
-    9% Oil, Gas & Petrochemicals
-    8% Other
-    6% Containers
-    5% Export

[Slide 14] - Largest Carbon Sheet Supplier to North American Automotive & Appliance Industries
- Approximately 3 Million Tons of Shipments - 27% of Domestic Shipments (including significant Joint Ventures), 24% of Exposed Automotive market, Major Supplier to each of the big three Automotive Companies, 20% of Appliance Market

[Slide 15] - Largest Domestic Producer of Seamless OCTG - pie graph showing Domestic Casing and Tubing Suppliers - 25% U. S. Steel, 24% Lone Star, 17% NS Group, 15% Maverick Tube, 11% North Star Steel, and 8% Other - Source: Robinson-Humphrey - 25% Market Share in OCTG; Over 50% Domestic Market share in seamless standard & line products; Broad Tubular product line with annual capability of 1,425,000 tons seamless and 240,000 tons of ERW; Benefiting from high energy prices in last 12 months - Domestic Rig count up 40% and international rig count up 16%

[Slide 16] - Largest Flat-Rolled Producer in Central Europe - USSK - Fully Integrated 4.5 million ton low-cost facility in the Slovak Republic; initial investment - 1998 tin joint venture; Nov. 2000 purchase for approximately $400 MM including debt & future payments (2x Q1 2001 Annualized EBITDA); produces hot-rolled, cold-rolled, coated and tin products with opportunities for significant mix improvements; $20/ton cost improvement plan in 2001; part of our strategic plan to better serve our global customers; unrestricted access to cash flow after USSK direct requirements

[Slide 17] - Diversified Asset Base - Approximately 15 million tons of iron ore pellet shipments with over 40 years of reserves, approximately 30% sold to third parties; Over 5 million tons of annual coke production capability, over 41% sold to third parties; Resource Management & Real Estate Development, 270,000 acres of surface & 1.5 million acres of mineral rights & a variety of developed property; Resource Management & Real Estate Development

[Slide 18] - Business Strategy

[Slide 19] - Business Strategy - Continuously reduce costs; Focus on higher value-added products; Pursue strategic initiatives to enhance competitive advantage and reduce operating costs; Globalization initiatives; Improve balance sheet leverage

[Slide 20] - Continuously reduce costs - We have identified $30/ton of cost reductions and increased efficiencies in our U. S. operations over the next three years.
Table showing Selective Initiative and Expected $/ton impact
Improved Productivity & Process Improvements $10
Improved Cost of Quality & Material Yields   $6
Reduced Purchased Products & Services        $5
Energy Conservation                          $3
Labor & Staffing Efficiencies                $3
Reduced Property Taxes & Royalties           $3
Total                                        $30
Over $300 Million in Annual Operating Cost Savings

[Slide 21] - Disciplined Value-Added Capital Investments
We will continue to invest to increase our focus on value-added shipments. Recent examples include:
(Strategic Initiative;Year;Impact on Mix;Capital)
Pro-tec Expansion; 1999; 400,000 tons of additional exposed automotive galvanizing capacity bringing total to 1 million tons; $89 MM (USS portion of total capital cost)
USS Automotive Center; 1999; focal point for our automotive business incorporating early vendor involvement initiative; $13 MM
Lorain Tubular; 2000; 100% ownership of 675,000 tons of product capability; $23
MM

[Slide 22] - Pursue Selective Growth Initiatives
Our growth initiatives are focused on gaining competitive advantage and achieving an attractive return on assets. Recent examples include:
(Location; Strategic Rationale/Competitive Advantage; Consideration)
USSK; establishes high quality, low cost manufacturing base in Europe; $400 MM LTV Tin; consolidates the domestic tin market, increases USS market share to approximately 25%; $65 MM
Transtar; restructured joint venture gives USS 100% of key transportation assets; none
Acero Prime; provides USS a leading position with manufacturers of automotive & appliance products in the growing Mexican market; $7 MM (USS share)

[Slide 23] - Strategic Initiative - Other Business Opportunities - We are working on some new business opportunities that will leverage our in-house strengths in e-business and information technology (We have a robust electronic commerce capability) and better serve the marketplace

[Slide 24] - United States Steel Speakers - J. Paul Kadlic, Executive Vice President - Sheet Products; Charles C. Gedeon, Executive Vice President - Raw Materials & Diversified Businesses; and Gretchen R. Haggerty, Vice President - Accounting & Finance